UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2013 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2012 and the other reports filed or submitted by MUFG to the SEC.

Risks Relating to Our Business

We have described below the major developments and changes during the nine months ended December 31, 2012 that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks disclosed in our most recent annual securities report filed in Japan. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the risk factor subheading below corresponds to the numbering of the same risk factor subheading in “Risks Relating to Our Business” in our most recent annual securities report filed with the Kanto Local Financial Bureau, the Ministry of Finance of Japan.

17.	Risks of receiving potential claims or sanctions regarding unfair or inappropriate practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations may lead to fines, public reprimands, damage to reputation, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate, which may adversely affect our business and results of operations. Regulatory matters may also adversely affect our ability to obtain regulatory approvals for future strategic initiatives.

In December 2011, JACCS Co., Ltd., an equity-method affiliate, received an administrative order (business improvement order) from the Kanto Bureau of Economy, Trade and Industry of the Ministry of Economy, Trade and Industry of Japan, under Articles 35-3-21 and 35-3-31 of the Installment Sales Act of Japan, in connection with extensions of credit to individuals without conducting a credit examination to determine the individual’s repayment ability as required by the Act when JACCS experienced a system failure, resulting in loans extended to individuals in excess of their respective estimated repayment abilities. Failure to take necessary corrective action with respect to the order to improve business operations mentioned above in a timely manner, or the discovery of violations of other legislative or regulatory requirements in the process of further review of any of the matters mentioned above or in the process of implementing any corrective measures, may result in further regulatory action.

In December 2012, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) agreed to make a payment to the Office of Foreign Assets Control, or OFAC, of the US Department of the Treasury to settle potential civil liability for apparent violations of certain US sanctions regulations from 2006 to 2007. BTMU conducted a self-initiated internal investigation in 2007 of transactions involving countries subject to US sanctions and reported the results of the investigation to OFAC. After a series of deliberations and consultations with OFAC, some of the transactions reported by BTMU were determined to be apparent violations of certain of those US sanctions regulations. BTMU continues to cooperate closely with all relevant regulators and is undertaking necessary actions. These developments or other similar events may result in additional regulatory actions against us.

Business Segment Information

Information on Ordinary Income (Losses) and Net Income (Losses) for Each Reporting Segment

Previous Year Third Quarter Financial Reporting Period (from April 1, 2011 to December 31, 2011)

						(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income (Loss)
From Customers	2,411,474	453,424	224,121	359,495	341,478	3,789,994	—	3,789,994
From Internal Transactions	65,747	21,159	32,124	11,575	(30,056)	100,549	(100,549)	—
Total	2,477,222	474,583	256,245	371,070	311,421	3,890,543	(100,549)	3,789,994
Net Income	381,024	72,672	4,082	64,555	268,097	790,431	25,370	815,802

Notes:

1.	Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 262,338 million yen and 287,709 million yen of net profit representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests. The 287,709 million yen reflects the impact of 290,644 million yen of negative goodwill recorded in connection with the application of equity method accounting to MUFG’s investment in Morgan Stanley.
4.	Net income for “Others” includes 257,682 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2011.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.

Third Quarter Financial Reporting Period (from April 1, 2012 to December 31, 2012)

						(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From Customers	2,429,605	429,546	239,584	337,704	1,562	3,438,004	—	3,438,004
From Internal Transactions	58,458	11,222	20,214	9,891	260,368	360,155	(360,155)	—
Total	2,488,064	440,768	259,799	347,596	261,931	3,798,159	(360,155)	3,438,004
Net Income	432,709	77,954	28,100	65,862	220,971	825,599	(293,142)	532,456

Notes:

1.	Ordinary income used in the above table is equivalent to revenues generally used by Japanese non-financial companies.
2.	“Others” includes MUFG and other companies.
3.	Adjustments on net income include elimination of inter-segment transactions of 257,469 million yen and 35,672 million yen of net loss representing the amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill and negative goodwill, tax expenses and minority interests.
4.	Net income for “Others” includes 208,734 million yen of dividends from MUFG’s subsidiaries and affiliates.
5.	Net income is adjusted from the net income in the consolidated profit and loss statements for the quarterly financial reporting period ended December 31, 2012.
6.	BTMU, MUTB, MUSHD and CFS stand for The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., and MUFG’s consumer finance subsidiaries (*), respectively, on a consolidated basis.

(*) Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co., Ltd. and ACOM CO., LTD.